UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

                The attached press release was issued by the Company on February 17, 2006, and is filed herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:/s/J. Scott Pagan
Name: J. Scott Pagan
Title: General Counsel and Corporate Secretary

Date: February 17, 2006

EXHIBITS

Exhibit No.	Description

99.1	Press Release dated February 17, 2006.

Exhibit 99.1

Descartes Announces Director Resignation

WATERLOO, ONTARIO, February 17, 2006 — The Descartes Systems Group Inc. (Nasdaq: DSGX)(TSX: DSG), a leading provider of on-demand delivery management solutions and services for transportation, logistics, manufacturing, retail and distribution enterprises, today announced that John Albright has resigned his position on Descartes’ board of directors for personal reasons, effective today.

Mr. Albright has served as an outside member of Descartes’ board of directors since November 1996. Mr. Albright is the managing partner of J.L. Albright Venture Partners, a venture capital firm that specializes in making investments in information technology companies.

“Descartes has been very fortunate to have received the benefit of John Albright’s advice and business acumen as we’ve developed into the company we are today,” said Arthur Mesher, Chief Executive Officer and member of the board of directors. “The board of directors and management wish John all the best with his management of the firm’s newest investment fund, J.L. Albright IV Venture Fund L.P., and with his prior funds.”

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail and distribution enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

Contact Information:

Mary Meldrum

The Descartes Systems Group Inc.

(519) 746-8110

mmeldrum@descartes.com